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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                        August                          2005
                       ---------------------------------------------   ---------
Commission File Number                  0-29898
                       ---------------------------------------------


                           Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F                Form 40-F      X
                         ----------                ---------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                        No        X
                        ------------              ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
    1 Annual and Special Meeting of Shareholders held on July 18, 2005 - Report of Voting Results


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                                                                     DOCUMENT 1


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                           RESEARCH IN MOTION LIMITED
                              (the "Corporation")

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                         HELD ON MONDAY, JULY 18, 2005

                            REPORT OF VOTING RESULTS
            Pursuant to Section 11.3 of National Instrument 51-102

Matters Voted Upon
------------------

1.     Election of Directors                       Outcome of Vote

       The election of the following                  Voted FOR
       nominees as directors of the
       Corporation: Michael Lazaridis,
       James Balsillie, Douglas Fregin,
       Kendall Cork, James Estill,
       John Richardson and Dr.
       Douglas Wright.

2.     Appointment of Auditor

       The re-appointment of Ernst &                  Voted FOR
       Young LLP as the Auditor of the
       Corporation, and authorizing the
       Audit Committee to fix the
       Auditor's remuneration.

The following matter was put to a vote by ballot, including votes cast both in person and by proxy:

3.     Establishment of a                                                       Votes        Votes
       Restricted Share Unit               Outcome of Vote      Votes For       Against     Withheld
       Plan
       The establishment of a                Voted FOR         131,387,893     8,098,766      Nil
       restricted share unit plan in
       accordance with the resolution
       as set out in Schedule "B" to
       the Corporation's Management
       Information Circular dated
       May 31, 2005.

                                                      RESEARCH IN MOTION LIMITED


                                                      (signed)"Dennis Kavelman"
                                                      -------------------------
                                                      Dennis Kavelman,
                                                      Corporate Secretary



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      RESEARCH IN MOTION LIMITED
                                      ------------------------------------------
                                                     (Registrant)

Date:  August 3, 2005                 By:        /s/ DENNIS KAVELMAN
       --------------                         ----------------------------------
                                              Name:   Dennis Kavelman
                                              Title:  Chief Financial Officer
                                                      and Corporate Secretary